Voya Retirement Insurance and Annuity Company
and its
Variable Annuity Account C

MULTIPLE SPONSORED RETIREMENT OPTIONS II

Supplement Dated June 21, 2018 to the Contract Prospectus and
Contract Prospectus Summary, each dated May 1, 2018, as amended

This supplement updates and amends certain information contained in your variable annuity Contract Prospectus and Contract Prospectus Summary. Please read it carefully and keep it with your Contract Prospectus and Contract Prospectus Summary for future reference.

The following information affects you only if you currently invest in or plan to invest in the subaccount that corresponds to the Columbia Mid Cap Value Fund.

Effective July 1, 2018, Columbia Mid Cap Value Fund will change its name to Columbia Select Mid Cap Value Fund. Accordingly, effective July 1, 2018, all references in the Contract Prospectus and Contract Prospectus Summary to Columbia Mid Cap Value Fund will be deleted and replaced with Columbia Select Mid Cap Value Fund.

IMPORTANT INFORMATION REGARDING LOOMIS SAYLES VALUE FUND

The following information affects you only if you currently invest in or plan to invest in the subaccount that corresponds to the Loomis Sayles Value Fund.

On June 8, 2018, the Loomis Sayles Value Fund (the "Fund") was closed to new accounts in preparation for the Fund's liquidation on or about August 30, 2018. Effective August 15, 2018 the Fund will no longer accept additional investments from current shareholders of the Fund, including additional investments through automatic or systematic investment plans.

Automatic Reallocation Before Liquidation. On or About August 30, 2018, the Fund will be liquidated. Prior to this date, we will transfer all assets and allocations to the Fund to the Voya Government Money Market Portfolio (Class I), which is available through your plan. This date will be deemed the "Liquidation Date."

There will be no charge for the automatic reallocation into the Voya Government Money Market Portfolio (Class I), and this automatic reallocation will not count as a transfer when imposing any applicable restriction or limit on transfers. Furthermore, you will not incur any tax liability because of this automatic reallocation, and your account value immediately before the reallocation will equal your account value immediately after the reallocation.

Voluntary Transfers Before the Effective Date of the Liquidation. Any time prior to the Liquidation Date, you may transfer amounts that you have allocated to the subaccount that invests in the Fund to any of the other available investment options. There will be no charge for any such transfer, and any such transfer will not count as a transfer when imposing any applicable restriction or limit on transfers.

You may give us alternative allocation instructions at any time by contacting Customer Service at:
P.O. Box 990063
Hartford, CT 06199-0063
1-800-262-3862

See also the Investment Options Section or the Transfers section of your Contract Prospectus or Contract Prospectus Summary for further information about making allocation changes. More information about the funds available through your contract, including information about the risks associated with investing in these funds, can be found in the current prospectus and SAI for that fund. You may obtain these documents by contacting us at Customer Service noted above.

Future Allocations. After the Liquidation Date, the subaccount that invested in the Fund will no longer be available through your Contract Prospectus or Contract Prospectus Summary. Any future allocations directed to the subaccount that invested in this Fund will be automatically allocated to the subaccount that invests in the Voya Government Money Market Portfolio (Class I).

Information about the Voya Government Money Market Portfolio. Summary information about the Voya Government Money Market Portfolio (Class I) can be found in **APPENDIX V – FUND DESCRIPTIONS** in your Contract Prospectus or Contract Prospectus Summary. More detailed information can be found in the current prospectus and SAI for that fund. You may obtain these documents by contacting Customer Service as noted on the previous page.

There will be no further disclosure regarding the Fund in future Contract Prospectuses or Contract Prospectus Summaries.